UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 1

AMCOL INTERNATIONAL CORPORATION

(Name of Subject Company)

AMCOL INTERNATIONAL CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

02341W103

(CUSIP Number of Class of Securities)

Ryan McKendrick

Chief Executive Officer

AMCOL International Corporation

2870 Forbs Avenue

Hoffman Estates, Illinois 60192

(847) 851-1500

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

R. Scott Falk, P.C.

Richard M. Brand

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

(312) 862-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on February 20, 2014 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by AMCOL International Corporation, a Delaware corporation (the “Company”), relating to the tender offer by Imerys Minerals Delaware, Inc. (“Purchaser”), a Delaware corporation and indirect wholly owned subsidiary of Imerys SA (“Parent”), a corporation organized under the laws of France, disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as may be amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on February 20, 2014, and pursuant to which Purchaser is offering to purchase all of the Company’s outstanding common stock, par value of $0.01 per share (the “Shares”) for $41.00 per Share, net to the seller in cash (the “Offer Price”), without interest, less certain applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Purchaser dated February 20, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal, as each may be amended or supplemented from time to time. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 (“The Solicitation or Recommendation”) of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs are hereby added immediately after the last paragraph under the heading “The Solicitation or Recommendation—Background of the Offer; Reasons for the Recommendation of the Company Board—Background of the Offer and Merger” on page 19 of the Schedule 14D-9:

“On February 24, 2014, the Company received a revised, unsolicited proposal from MTI to acquire all of the Company’s outstanding Shares at a price per Share of $42.50 in cash (the “Revised MTI Proposal”). The Revised MTI Proposal included a proposed merger agreement and a financing commitment letter. The draft merger agreement provides that MTI or the Company can terminate the merger agreement if the proceeds of the financing are not available to MTI in an amount sufficient, together with its other available cash, to enable MTI to consummate the acquisition. In such a circumstance MTI would be obligated to pay the Company a $70 million reverse termination fee, and the Company would not have a right of specific performance to require MTI to complete the transaction.

On February 24, 2014, the Company provided a copy of the Revised MTI Proposal to Parent and Purchaser in accordance with the terms of the Merger Agreement.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

(a)(5)(F)	Press Release by the Company, dated February 24, 2014, announcing the receipt of the Revised MTI Proposal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMCOL INTERNATIONAL CORPORATION

By:	/s/ Ryan F. McKendrick
Ryan F. McKendrick
President and Chief Executive Officer

February 25, 2014